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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No.          )*
                                          ---------

                       Uniview Technologies Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.80 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    915282404
           --------------------------------------------------------
                                 (CUSIP Number)

                            Gemini Growth Fund, L.P.
                 3602 McKinney Ave, Suite 220, Dallas TX 75204
                                c/o Scotty Cook
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 17, 2002
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box / /.

Check the following Box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


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CUSIP No. 30218T101                    SCHEDULE 13D       Page 2 of Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person

     Gemini Growth Fund, L.P.
     76-0627346
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*  (a)  /X/
                                                        (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     700 Gemini
     Houston, TX 77058
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 389,250
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    481,565
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    389,250
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    481,565
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     481,565
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------


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                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the $0.80 par value common stock of Uniview Technologies Corporation ("Uniview " or "Company"). The Company's principal executive offices are located at 17300 N. Dallas Parkway, Suite 2050 Dallas, TX.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b) & (c)

         Gemini Growth Fund, LP ("Gemini")
         700 Gemini
         Houston, TX 77058

         Gemini is a Delaware limited partnership whose principal business is investments and whose managing member of the general partners are:

         Scotty D. Cook          Managing Member
         Frank DeLape            Managing Member

         This statement is filed on behalf of each of the following persons:

         (i)    Founders Equity Group, Inc.
         (ii)   Founders Partners IV, LLC

         Scotty D. Cook is Chairman, CEO and a shareholder of Founders Equity Group, Inc.. Founder Partners IV, LLC is managed by Founders Equity Group, Inc.

         (d) Gemini has not been convicted in a criminal proceeding during the last 5 years.

         (e) Gemini has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Gemini acquired the securities from its working capital accounts. From time to time Gemini may syndicate part of its investments to funds that are under the exclusive control of Gemini. Gemini is a Small Business Investment Corporation


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         and borrows funds from time to time pursuant to SBA regulations.  The securities were acquired directly from the Company in the private placement.

ITEM 4.  PURPOSE OF TRANSACTION

         Gemini's acquisition of these securities is solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) On May 17, 2002, the Company and Gemini entered into a Convertible Debenture Loan Agreement pursuant to which the Company issued to the Gemini a $200,0000 Convertible Debenture yielding a 14% interest rate. Interest is payable monthly and if not sooner redeemed or converted, matures May 31, 2003. The Debenture also calls for the Debenture to be redeemed if the Company's defaults or there is a change in control of the voting stock.

             Gemini owns 100% of the Convertible Debenture. If the Gemini converted its debentures at the current conversion price, Gemini would own 133,333 shares of common stock representing approximately 4.7% of the Company's common stock. The Convertible Debenture contains anti-dilution and other protections that may cause the conversion price to change.

             The Convertible Debenture Loan Agreement grants Gemini the right to elect one member to the board of directors of the Company and as yet Gemini has not made a decision whether it will elect such a right. Gemini does not have the right to vote the Common Stock underlying the Convertible Debenture until it elects to convert said instrument.

             In conjunction with the Convertible Debenture, the Company issued to the Gemini a 3-year warrant to purchase 150,000 shares at $1.50 per share. The shares issuable on exercise of the warrant are covered by demand and piggy-back registration rights found in the loan agreement. The warrant contains certain anti-dilution provisions that are similar to such provisions as found in the Convertible Debenture. Prior to this financing, Gemini held warrants to purchase 106,250 shares of common stock. If Gemini converted its debentures at the current conversion price and exercised all of its warrants, Gemini would own common stock representing approximately 10% of the Company's common stock.

             Founders Equity Group, Inc. owns 26,625 shares of common stock.

             Founders Partners IV, LLC owns 65,940 shares of common stock.
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         (b) Number of shares as to which Gemini has:

             (i)   Sole power to vote on to direct the vote:             389,000
             (ii)  Shared power to vote on to direct the vote:           481,565
             (iii) Sole power to dispose or to direct the disposition:   389,000
             (iv)  Shared power to dispose or to direct disposition:     481,565

         (c) In 2001, Gemini purchased from the Company debt instruments with warrants. The debt was secured by certain intellectual property of the Company and was assumed by the purchaser of those assets and the Company was release from that obligation. The warrants received in that transaction are described above. Founders Equity Group, Inc. and its affiliates have done a series of corporate finance transactions with Gemini and at one time was a 13D filer.

         (d) Not applicable.

         (e) Not applicable.

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ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES FOR THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


May 24, 2002                      /s/ Scotty Cook
____________________              __________________________________________
Date                              Scotty Cook, Managing Member
                                  Gemini Group, LLC, its Manager

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                                Exhibit A

                           Joint Filing Statement

        The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Uniview Technologies Corporation dates as of May 23, 2002 is filed on behalf of each of us pursuant to and in accordance with Regulations Section 240.13d-1 pursuant to Rule 13(d) under the Securities Exchange Act of 1934.


May 23, 2002


          Gemini Growth Fund, LP

          By: /s/ Scotty D. Cook
          ---------------------------------------------
          Managing Member


          Founders Equity Group, Inc.

          By: /s/ Scotty D. Cook
          ---------------------------------------------
          Chairman and CEO


          Founders Partners IV, LLC

          By: /s/ Scotty D. Cook
          ---------------------------------------------
          Chairman and CEO, Founders Equity Group, Inc.
          Its Manager